SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NiCE Announces Customer Keynote Speakers for Interactions 2025: Disney, H&R Block, ALG Vacations, Charles Schwab and Carnival UK, dated June 4, 2025

99.2	NiCE Announces International Partner of the Year Winners at its 2025 Partner Summit, Broadening CXone Mpower’s Global Reach, dated June 5, 2025

99.3	State Employees’ Credit Union Transforms Member Experiences, Surpassing CSAT Goals in Just 6 Months with NiCE CXone Mpower, dated June 9, 2025

99.4	NiCE to Webcast Financial Analyst and Investor Day at Interactions 2025, dated June 10, 2025

99.5	Route 101 Awarded Contract By The Department for Work And Pensions To Transform UK Citizen Services, Powered By NiCE CXone Mpower, dated June 10, 2025

99.6	NiCE Actimize X-Sight AI Enterprise Platform Increases Modernization of KeyBank’s Financial Crime Operations, dated June 12, 2025

99.7	NiCE CXone Mpower Builds on Snowflake AI Data Cloud to Unlock Secure, Scalable CX Automation Across the Front, Middle and Back Office, dated June 16, 2025

99.8	H&R Block Transforms Into Digital-First, AI-Powered Customer Care Organization with NiCE CXone Mpower, dated June 16, 2025

99.9	NiCE and Kristen Bell Ignite Global Campaign to Create a NiCE World Where Experiences Are Effortless, Intelligent and Designed to Delight, dated June 17, 2025

99.10	NiCE Advances AWS Strategic Collaboration, Accelerating Agentic AI Across CXone Mpower Platform, dated June 17, 2025

99.11	NiCE Launches CXone Mpower Agents: Enterprise-Grade Agentic AI Agents Built for CX to Deliver Automated Fulfillment, dated June 17, 2025

99.12	NiCE Announces CX Excellence Award Winners at Interactions 2025, Showcasing Powerful Results in AI-Driven Customer Service Automation, dated June 18, 2025

99.13	NiCE Announces Elite Partners of the Year Awards at Interactions 2025, Driving Worldwide Acceleration of CX Automation, dated June 18, 2025

99.14	NiCE Unveils NiCE Inform AI for Emergency Communications Centers, dated June 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Alon Levy
Title:	Vice President, General Counsel and Corporate Secretary

Dated: July 7, 2025

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NiCE Announces Customer Keynote Speakers for Interactions 2025: Disney, H&R Block, ALG Vacations, Charles Schwab and Carnival UK, dated June 4, 2025

99.2	NiCE Announces International Partner of the Year Winners at its 2025 Partner Summit, Broadening CXone Mpower’s Global Reach, dated June 5, 2025

99.3	State Employees’ Credit Union Transforms Member Experiences, Surpassing CSAT Goals in Just 6 Months with NiCE CXone Mpower, dated June 9, 2025

99.4	NiCE to Webcast Financial Analyst and Investor Day at Interactions 2025, dated June 10, 2025

99.5	Route 101 Awarded Contract By The Department for Work And Pensions To Transform UK Citizen Services, Powered By NiCE CXone Mpower, dated June 10, 2025

99.6	NiCE Actimize X-Sight AI Enterprise Platform Increases Modernization of KeyBank’s Financial Crime Operations, dated June 12, 2025

99.7	NiCE CXone Mpower Builds on Snowflake AI Data Cloud to Unlock Secure, Scalable CX Automation Across the Front, Middle and Back Office, dated June 16, 2025

99.8	H&R Block Transforms Into Digital-First, AI-Powered Customer Care Organization with NiCE CXone Mpower, dated June 16, 2025

99.9	NiCE and Kristen Bell Ignite Global Campaign to Create a NiCE World Where Experiences Are Effortless, Intelligent and Designed to Delight, dated June 17, 2025

99.10	NiCE Advances AWS Strategic Collaboration, Accelerating Agentic AI Across CXone Mpower Platform, dated June 17, 2025

99.11	NiCE Launches CXone Mpower Agents: Enterprise-Grade Agentic AI Agents Built for CX to Deliver Automated Fulfillment, dated June 17, 2025

99.12	NiCE Announces CX Excellence Award Winners at Interactions 2025, Showcasing Powerful Results in AI-Driven Customer Service Automation, dated June 18, 2025

99.13	NiCE Announces Elite Partners of the Year Awards at Interactions 2025, Driving Worldwide Acceleration of CX Automation, dated June 18, 2025

99.14	NiCE Unveils NiCE Inform AI for Emergency Communications Centers, dated June 23, 2025